Offering Statement for
Ryca Motors, Inc.
("Ryca Motors," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Ryca Motors, Inc.

   PO Box 50202

   Los Angeles, CA 90050

Eligibility

2. **The following are true for Ryca Motors, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Casey Stevenson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/09/2020	Present	Ryca Motors	Strategy

   Bio After college, Casey worked at NASA designing microgravity experiments for Space Shuttle mission STS-95: John Glenn's return to space. Afterwards, he moved to Los Angeles to join a rock band. He met Ryan in 2002 through their shared interests in music production, and they've been working on innovative projects ever since. In 2010, he left his job as an I.T. manager to pursue interests in AR, robotics, and motorcycles. His design for a modular motorcycle kit received international acclaim and became Ryca's first success: The CS-1 Café Racer. Education Texas A&M University Bachelor of Science (BS), Biomedical Engineering Experience Ryca Motors Co-Founder, CEO Ryca Motors makes augmented reality software for the automotive and powersports industries, which allows vehicles to be customized with virtual parts and accessories. Harmony Gold USA IT Manager Skills: Software Project Management · Project Management Skills: Software Project Management · Project Management NASA - National Aeronautics and Space Administration Junior Engineer Designed microgravity experiments for Space Shuttle mission STS-95 (John Glenn's return to space). Skills: Product Design · Project Management LinkedIn: https://www.linkedin.com/in/caseystevenson

Name
Laurent Levy

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2023	Present	Ryca Motors	Business Development
11/01/2020	Present	Pegasus Real Estate USA	President
02/01/2023	Present	Mathflow AI	Chief Marketing Officer
04/01/2023	Present	RetiNov	Board Advisor
09/01/2022	Present	ARCortex	Vice President of Business Development

Bio Over 20 years of IT services and management of tech companies in North America, Europe and Asia. In 2010, Laurent set up digital marketing and AR R&D centers in China. He managed and delivered projects throughout Asia for Fortune International 500 companies for Retail, Automotive, Real Estate, Fashion, and Cosmetics industries. He also set up offshore delivery centers in Eastern Europe (Romania, Ukraine) and Asia (India, China). LinkedIn: https://www.linkedin.com/in/laurentlevy88/

Name
Yohan Baillot

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2016	Present	ARCortex	CEO and Founder
07/09/2020	Present	Ryca Motors	Tech Lead

Bio Yohan is a pioneer in the field of Augmented Reality, with 25 years of experience in ground-breaking R&D. He developed AR vehicle systems for the US Army, deployed an AR assembly system for F35 fighter pilots, and developed one of the first visual-inertial hybrid tracking systems. He is the founder of the ARForum and was the general chair of the International Symposium on Mixed and Augmented Reality in Washington D.C. He is the author of over 30 publications with 6 published patents and a member of the IEEE Computer Society. Education Polytech Montpellier Master's degree, Electrical and Electronics Engineering University of Central Florida Master, Computer Sciences LinkedIn: https://www.linkedin.com/in/yohanbaillot/

Name
Ryan Rajewski

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/09/2020	Present	Ryca Motors	Operations

Bio Ryan built his first car at the age of 14, cementing his lifetime obsession with all things automotive. In college, he studied automotive technology, engineering, and digital media, and has since pursued a lifetime of motorcycle and auto-related careers. Prior to co-founding Ryca, he ran his own custom fabrication shop and was a cast member of the television production of "Ultimate Green Machine". He has now expanded his love of vehicles into the world of Augmented Reality, helping to develop the first versions of Ryca's AR technology. Education California State University-Dominguez Hills Bachelor of Arts - BA, Digital Media Experience Ryca Motors Co-founder and COO LinkedIn: https://www.linkedin.com/in/ryan-rajewski-b9b3571b3/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Casey Stevenson

Securities:	1,050,000
Class:	Common Stock
Voting Power:	47.3%

Ryan Rajewski

Securities:	1,050,000
Class:	Common Stock
Voting Power:	47.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Company Overview Ryca Motors, Inc. was founded in 2010 by Ryan Rajewski and Casey Stevenson in Los Angeles, CA. Our prototype of a modular cafe racer kit gained widespread notoriety in the motorcycle industry and provided enough capital through pre-order sales to allow us to launch our manufacturing business. We released several kits in various styles, each allowing DIY home builders to create a custom motorcycle in their garage with basic tools. We grew our business and established Ryca Motors as the leading manufacturer of motorcycle kits, selling our products largely through word of mouth and critical acclaim from press and media, including Jay Leno's Garage, LA Times, and Popular Mechanics. We also retailed a large inventory of aftermarket parts and accessories sold exclusively through our ecommerce site. Dozens of components and options had to be configured online when ordering our kits, and a big problem we faced over the years was product returns. Despite photos and videos, it was difficult for the customer to visualize the end product, and ultimately, we had a high return rate on parts and accessories (many scratched and damaged). We also spent a lot of time on tech support, helping people who were sometimes very inexperienced with bike building and customization. Searching for new and better ways to help our customers select, configure, and install aftermarket parts lead us to a technology that is ideally suited to the automotive and powersports industries: Augmented Reality (AR). To develop and test our first prototype (called FantomView), we created one of the world's first custom bikes built with AR - the tenth anniversary edition of our legendary CS-1 Cafe Racer. FantomView makes it possible to outfit vehicles with lifelike virtual parts and accessories using AR. Parts simply snap into place and can be viewed from any angle. Color and finish options can be customized on-the-fly. To overcome some of the technical challenges we were facing with the initial prototype, we developed our own state of the art 3D tracking system to power our augmented reality applications. Our patent-pending technology uses AI to precisely locate and track the position of a wide range of vehicles. We're now focused on building FantomView into a fully-featured AR platform for the automotive and powersports industries, with individually tailored solutions for dealerships, manufacturers, and retailers. Packaged as a tier-priced subscription model, we plan on driving revenue from multiple sources: Licensing: Our tracking system is planned to be available as an SDK (software development kit) for popular game engines. Selling apps to vehicle owners: Our products are planned to be available to buy directly from app stores with optional upgrades. SaaS subscriptions for dealerships, online retailers, and parts manufacturers: B2B customers will pay a monthly fee to create specialized 3D models, maintain them in a virtual parts catalog, and allow their customers to easily view them with AR. In-app advertising: Brands can pay to have their parts shown as suggested add-ons. Competitors and Industry: A few of the major OEMs have developed apps which allow users to customize CGI vehicles with parts and accessories, modify paint colors, etc, but currently, Ryca does not know of any companies in the auto or powersports industry applying AR to the extent we have shown with our prototype. Most of the AR work in motorcycling has gone towards development of helmets, using the visor as a HUD. Within the wider automotive industry, the focus has been mostly on industrial and maintenance applications. Future applications similar to ours would most likely come from the OEMs or from major parts manufacturers, but their apps would be specific to their brands and more narrow in scope. Our system can be deployed across all market segments - manufacturers, dealerships, retailers, repair shops, consumers, etc., - and not limited to specific brands or their customers. Current Stage and Roadmap: We have developed a working prototype and proof of concept based on real-world examples, using novel techniques to localize and track vehicles with AI (machine learning). Our pending patent addresses specific methods of optimizing the AR initialization and tracking processes for cars and motorcycles. We are currently using AR to design and build a replica of the Ford SHOGUN, illustrating the massive potential of augmented reality with practical examples throughout the build process. Our roadmap includes plans to further develop our prototype into an MVP, form partnerships with manufacturers to create a catalog of virtual parts, establish a pilot program with dealerships and retailers, and the first public release of FantomView with eyewear support.

Ryca Motors currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Ryca Motors, Inc. speculative or risky:**
    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
    2. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
    3. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.
    4. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
    5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.
    6. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
    7. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

8. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

9. Fundraising outside of the platform Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Ryca Motors, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $617,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   If the minimum amount of $10,000 is raised, we plan to allocate all of the funds (after intermediary fees are paid) to continue the technological development of the FantomView platform. Beyond $10,000 raised, we plan to allocate funds to maximize the success of the entirety of our objectives, including technology and business development. This includes obtaining additional intellectual property in the form of patents and trademarks, pursuing licensing and partnership agreements, marketing and trade shows, and hiring for sales.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$30,282
Research & Development	$9,510	$205,000
Intellectual Property	$0	$50,000
Licensing Activities	$0	$65,000
Marketing and Trade Shows	$0	$75,000
General & Administrative	$0	$150,000
Professional Services	$0	$42,718
Total Use of Proceeds	**$10,000**	**$617,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Ryca Motors, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.71 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	4,000,000	2,220,609	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    There are no warrants, options or other convertible instruments outstanding that would limit, dilute or qualify the rights of the common stockholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

   The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. If we do a transaction with a related party, we attempt to complete it on an arms-length basis. There is a risk that if related parties are our only source of capital, we may not be able to obtain terms that are favorable to our shareholders.

24. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

25. **What other exempt offerings has Ryca Motors, Inc. conducted within the past three years?**

Date of Offering:	2020-07-31
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock

Amount Sold:	$123,972
Use of Proceeds:	Marketing 3.5% Research & Development 58% Operations 30% Inventory 5% StartEngine Platform Fees 3.5%

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Results of Operations During 2021 and 2022, Ryca Motors made the successful transition from a motorcycle parts manufacturing business to a software development company. In 2021, revenues of $21,911 were offset by administrative, sales, and marketing expenses for a net income / loss of $0. These revenues and expenses were primarily the result of the administration and marketing of the last few months of our initial Reg CF crowdfunding campaign which had launched in July of 2020. For the remainder of 2021 after our campaign closed, and all of 2022, we reduced operations to the bare minimum and completely focused on the research and development of our own proprietary vehicle tracking system. Founders and executives took no salaries. We believed that owning the core tracking technology which would power all of our subsequent AR applications was vital to the long term success of Ryca Motors. Revenues and expenses for 2022 were $0. Due to the fact that we transitioned from a manufacturing company to a software development company, historical results do not reflect future cash flows. Liquidity and Capital Resources If necessary, we will utilize our good credit history and banking relationships to access lines of credit, although our new business model does not have the inventory and overhead requirements of our previous manufacturing operations. Additional cash on hand is available from the company's founders as 0% APR loans. The funds from this campaign will potentially be sufficient to take us through the remaining development phase and first product launch of the FantomView platform. We intend to proceed with all the activities outlined in this offering, with or without funds from the campaign. However, the AR landscape and market is rapidly developing, and with the funds we can quickly position ourselves as the leader in augmented reality solutions for the automotive and powersports industries. We will continually seek out sources of capital of the type and in the amount most beneficial to Ryca Motors, including capital contributions, lines of credit, and future capital raises. Indebtedness: The company has no debt. We determined our pre-money valuation based on multiple factors: Ryca Motors is a trusted brand, with over a decade of experience in the powersports industry as a manufacturer, retailer, and custom builder. We have extensive contacts within the industry, and our existing business and customer base will serve as a test case for development of our AR products. We have a working AR prototype. Our proof-of-concepts were based on real-world examples with multiple models of cars and motorcycles. Years of R&D resulted in the successful development of a state-of-the-art vehicle tracking system which powers our AR applications. This invention presents a novel system prototype optimized for precise pose estimation and tracking, specifically tailored for the integration of AR elements into cars and motorcycles. We own multiple trademarks and have filed a provisional patent for our proprietary vehicle tracking system. We have Industry recognition from: The market we are targeting has global annual revenues in the multi-billion dollar range. Worldwide spending on AR/VR products and services is growing at over 70%. Our team has extensive experience and contacts in both the powersports industry and the field of augmented reality. All members have successfully started and operated their own companies. We believe we are well positioned to establish the industry standard for AR technology in the automotive and powersports industries. In summary, we believe that our valuation accurately reflects our company's key components: company history and contacts, working prototype, intellectual property, industry recognition, target markets, and experience of our team.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Ryca Motors, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the Company's offering page: For over a decade, we helped our customers transform average motorcycles into their dream machines. They stripped their bike down, bolted on the custom parts that came with our kits, and bam, they were the star of the neighborhood. No welding or fabrication required. A major problem was that there were dozens of options that had to be configured online when ordering a kit. Despite photos and videos, it was really difficult for our customers to visualize the end product. Returns of scratched and damaged parts were killing us, so we started looking into augmented reality for product visualization. Augmented reality takes the guesswork out of shopping for OEM and aftermarket parts because you can see exactly how they're going to fit and how they're going to look before you buy them. Test out different color and finish options in real time. See exploded views and installation instructions. Use x-ray vision to detect clearance issues. It's like a high tech virtual dressing room for your car or motorcycle. After seeing our FantomView prototype in action, we were convinced of the massive potential of AR, as were more than 300 investors of our first crowdfunding campaign. Thanks to them, we were able to develop our own vehicle tracking technology from scratch. This is a huge deal because now we're able to use AI and machine learning to power the product visualizations. This means we're not dependent on licensing other companys' core technology. And, since we can use AI to see and understand the type of vehicle that is in front of you, our apps may be smarter than our future competitors. Now, we're focused on developing FantomView into a highly scalable subscription model for retailers, manufacturers, and dealerships. Retailers can use FantomView for sales and marketing. Manufacturers can use it for design and prototyping. And dealerships can use it to create amazing, fully interactive showroom displays. Our CS-1 Cafe Racer Kit took the motorcycle industry by storm and sparked the imagination of garage builders around the world. For its tenth anniversary, we used FantomView to build one of the world's first custom bikes designed with augmented reality. Join us today as we harness the power of AR and AI to revolutionize the auto parts industry.

The following documents are being submitted as part of this offering:

Governance:
 Certificate of Incorporation: certificateofincorporation.pdf
 Corporate Bylaws: corporatebylaws.pdf
Opportunity:
 Offering Page JPG: offeringpage.jpg
Financials:
 Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

 Once posted, the annual report may be found on the issuer's web site at: https://rycamotors.com

 The issuer must continue to comply with the ongoing reporting requirements until:

 - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

 - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

 - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

 - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 - the issuer liquidates or dissolves its business in accordance with state law.